November 5, 2024

Khar Heng Choo
Chief Executive Officer
Knorex Ltd.
21 Merchant Road
#04-01
Singapore 058267

       Re: Knorex Ltd.
           Amendment No. 5 to Draft Registration Statement on Form F-1 Submitted October 25, 2024
           CIK No. 0001982960
Dear Khar Heng Choo:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 5 to Draft Registration Statement on Form F-1
Conventions That Apply to This Prospectus, page 4

1. You disclose that "(f)ollowing the completion of the Reorganization, the capital structure of the Company mirrors the current capital structure of Knorex SG on a beneficial shareholder basis. Throughout this prospectus, we use 25 ordinary shares of the Company to indicate one outstanding ordinary share of Knorex SG on an as-
       converted basis, which is for convenience and illustrative purposes only and does not represent actual issuances." Given the Reorganization was completed on September
       30, 2024, please remove such disclosure.
 November 5, 2024
Page 2

The Offering, page 10

2. You disclose that the ordinary shares outstanding immediately after this offering would include 22,977,825 Class A Ordinary Shares but it appears this number should have been 24,977,825. Please revise throughout the filing.
Capitalization, page 38

3. We note your disclosure on page 52 that in July and August 2024 you raised US$1.2 million from bank loans and short-term loans from related parties. Please revise to include this activity as a pro forma adjustment in the Capitalization section. Refer to
       Rule 11-01(a)(8) of Regulation S-X.
       Please contact Chen Chen at 202-551-7351 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Larry Spirgel at 202-551-3815 with any other questions.



                                                             Sincerely,

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